Whole Foods Market, Inc.

550 Bowie Street

Austin, Texas 78709

September 21, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F St. Street, NE
Washington, D.C. 20549

Attention: Mara L. Ransom

Re:                             Whole Foods Market, Inc. (the “Company”)

Registration Statement on Form S-4

Filed on September 9, 2016

File No. 333-213568

Dear Ms. Ransom:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, the Company and each of the Company’s guarantor subsidiaries listed on the signature page hereto (together with the Company, the “Registrants”) hereby request acceleration of effectiveness of their registration statement on Form S-4 (File No. 333-213568) to 4:00 p.m., Eastern Time, on Monday, September 26, 2016 or as soon as practicable thereafter.

In connection with this request, the Registrants acknowledge that:

(1)  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)  the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to Justin R. Salon of Morrison & Foerster LLP, counsel to the Registrants, at (202) 887-8785.

Sincerely,

MRS. GOOCH’S NATURAL FOOD MARKETS, INC.
WFM HAWAII, LLC
WFM IP INVESTMENTS, INC.
WFM KANSAS, LLC
WFM NEBRASKA, LLC
WFM NORTHERN NEVADA, INC.
WFM-WO, INC.
WHOLE FOODS MARKET CALIFORNIA, INC.
WHOLE FOODS MARKET GROUP, INC.
WHOLE FOODS MARKET PACIFIC NORTHWEST, INC.
WHOLE FOODS MARKET ROCKY MOUNTAIN/SOUTHWEST, L.P.

By:	/s/ Albert Percival
Name: Albert Percival
Title: Secretary

WFM SOUTHERN NEVADA, INC.

By:	/s/ Albert Percival
Name: Albert Percival
Title: Assistant Secretary

WHOLE FOODS MARKET, INC.
WHOLE FOODS MARKET SERVICES, INC.

By:	/s/ Glenda Flanagan
Name: Glenda Flanagan
Title: Executive Vice President and Chief Financial Officer

WHOLE FOODS MARKET IP, L.P.

By:	/s/ Glenda Flanagan
Name: Glenda Flanagan
Title: Vice President, Secretary and Treasurer